Exhibit 99.1

Elbit Systems Appoints New Independent Director

Haifa, Israel, June 20, 2023 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT) (“Elbit Systems” or the “Company”) announced today that pursuant to Article 23(d) of its Articles of Association, the Company's board of directors resolved to appoint Mr. Ehud (Udi) Adam as a member of the board, effective as of June 25, 2023, and until the next annual meeting of the Company's shareholders.

Mr. Adam has served as a strategic consultant to various public and private companies in the technology sector since June 2020. From 2016 until May 2020, Mr. Adam served as director general of the Israeli Ministry of Defense. Since 2020, Mr. Adam has served as a director of Arma Ferrea Ltd., a company that develops and manufactures reactive armor systems, and as a director of Arma Kinetica Ltd., a company in the field of kinetic energy solutions. Since 2020, he has also served as chair of the board of Armalux Ltd., a company that engages in the field of laser systems. Since 2022, Mr. Adam has served as chair of the board of Ecology for Protected Community Ltd., a company that employs people with special needs to collect electronic waste. Since 2021, Mr. Adam has served as the chair of a public committee of the Geophysical Institute of Israel and, since 2011, he has served as president of "Midor Ledor", a non-profit community association. In 2016, Mr. Adam served as chair of the board of IMI Systems Ltd., formerly an Israeli government owned defense company later acquired by the Company. Mr. Adam served for 31 years in the Israeli Defense Forces, where he holds the rank of major general (reserves), and  served as head of the Technological and Logistics Directorate and as head of the Northern Command. Mr. Adam holds a bachelor of arts degree in political science and government from Bar-Ilan University and a master’s degrees in military and strategic leadership from Ecole de Guerre Paris.

Mr. Adam will serve as an independent director under Nasdaq Listing Rules and the Israeli Companies Law and will serve on the following board committees: corporate governance and nominating commiittee, compensation committee and audit and financial statements review committee.

As of June 25, 2023, Mr. Yoram Ben-Zeev will no longer serve as a director of Elbit Systems, having completed nine years of service as an Independent Director provided by the Israeli Companies Law. The board of directors thankes Mr. Ben-Zeev for his contributions to the Company during his tenure.

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.

For additional information, visit: https://elbitsystems.com, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, ExecutiveVP - CFO
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

Dalia Bodinger, VP, Communication & Brand
Tel: 972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.